UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

DIGIPATH, INC.
(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

253825202
(CUSIP Number)

Zev M. Bomrind

Fox Rothschild LLP

101 Park Avenue
New York, New York 10178

(212) 848-7951

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 pages)

———————

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253825202	13D	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Joseph J. Bianco
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b)[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

2,875,000

	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

2,875,000

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,875,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.8%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 253825202	13D	Page 3 of 5 Pages

Item 1. Security and the Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of DigiPath, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 6450 Cameron Street, Suite 113, Las Vegas, Nevada, 89118.

Item 2. Identity and Background.

(a) This statement is being filed by Joseph J. Bianco (the “Reporting Person”).

(b) The Reporting Person’s business address is 611 Broadway, Suite 307, New York, New York, 10012.

(c) The Reporting Person is the Chief Executive Officer of the Issuer, located at the address set forth in Item 1 above.

(d)(e) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3. Source or Amount of Funds or Other Consideration.

The Issuer issued (i) 500,000 shares of Common Stock to a corporation wholly-owned by the Reporting Person on May 9, 2016 in consideration of services performed pursuant to a Consulting Agreement between the Issuer and such corporation, which Consulting Agreement was subsequently terminated, and (ii) an option to purchase 4,750,000 shares of Common Stock at an exercise price of $0.20 per share (the “Option”) to the Reporting Person on June 21, 2016 in connection with an Employment Agreement entered into on such date.

Item 4. Purpose of Transaction.

The Reporting Person acquired the securities of the Issuer in connection with his service as the Issuer’s Chief Executive Officer and Chairman of the Board. The Reporting Person may from time to time review and consider various alternative courses of action for maximizing the value of the Issuer’s securities.

Other than as set forth above, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the matters enumerated in paragraphs (a) through (j), inclusive, of item 4 of Schedule 13D, but reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time take such actions or formulate and implement plans or proposals with respect to any of such matters.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this filing, the Reporting Person beneficially owns 2,875,000 shares of Common Stock, consisting of (i) 500,000 shares of Common Stock held by a corporation wholly-owned by the Reporting Person, and (ii) 2,375,000 shares of Common Stock currently issuable under the Option. Based on 22,071,041 shares of Common Stock issued and outstanding as of August 12, 2016, the 2,875,000 shares of Common Stock beneficially owned by the Reporting Person constitute 11.8% of the outstanding shares of Common Stock.

(b) The Reporting Person has the sole power to vote or to direct the vote of, and the sole power to dispose of or to direct the disposition of, all 2,875,000 shares of Common Stock covered by this Schedule 13D.

(c) The information provided in Item 3 is hereby incorporated by reference. There have been no other transactions by the Reporting Person in the shares of Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 253825202	13D	Page 4 of 5 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Option is governed by a Stock Option Grant Notice, Option Agreement, and the terms of the Issuer’s Amended and Restated 2012 Stock Incentive Plan.

Item 7. Material to be filed as Exhibits.

Exhibit No.	Description
1	Stock Option Grant Notice (Form), incorporated by reference to Exhibit 10.2 of the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on June 27, 2016.

2	Option Agreement (Form), incorporated by reference to Exhibit 10.3 of the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on June 27, 2016.

3	DigiPath, Inc. Amended and Restated 2012 Stock Incentive Plan, incorporated by reference to Exhibit 10.1 of the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on June 27, 2016.

CUSIP No. 253825202	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2016	/s/ Joseph J. Bianco
Joseph J. Bianco